Exhibit 21.1

LIST OF SUBSIDIARIES

Sunset Direct, Inc., an Idaho corporation

Rainmaker Systems (Canada), Inc., a Canadian federal corporation

Rainmaker Systems Limited, a Cayman Islands company

Rainmaker Asia, Inc., a Philippine corporation

Rainmaker Europe Ltd., a company incorporated under the laws of England and Wales

Rainmaker EMEA Limited, a company incorporated under the laws of England and Wales (formerly known as Optima Consulting Partners Limited)